UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

Commission File No. 001-39621

OPTHEA LIMITED

(Translation of registrant’s name into English)

Level 4

650 Chapel Street

South Yarra, Victoria, 3141

Australia

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note

On January 13, 2025, Opthea Limited (the “Company”) posted an updated corporate presentation on the Company’s website. Investors may access the presentation by visiting the “Investor Relations” section of the Company’s website at ir.opthea.com.

In the corporate presentation, the Company announced that, based on current estimates, as of December 31, 2024, the Company had cash and cash equivalents of US$130 million. These estimates are preliminary, unaudited and are subject to change upon completion of the Company’s financial statement closing procedures. The review of the Company’s financial statements for the three months ended December 31, 2024 is ongoing and could result in changes to this amount. The Company’s registered public accounting firm has not audited, reviewed or performed any procedures with respect to these preliminary results and, accordingly, does not express an opinion or any other form of assurance about them.

The information contained in the corporate presentation is summary information that is intended to be considered in the context of the Company’s filings with the Securities and Exchange Commission, the Australian Securities Exchange, and other public announcements that the Company makes, by press release or otherwise, from time to time.

Cautionary Statement Regarding Forward Looking Statements

Any statements in this report about future expectations, plans and prospects for the Company, including statements about the Company’s estimated, unaudited cash and cash equivalents at December 31, 2024, and other statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “project,” “target,” “potential,” “opportunity,” “will,” “would,” “could,” “should,” “continue,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the completion of the Company’s financial statement closing procedures and other risks and uncertainties included in the risk factors section of the Company’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 30, 2024, and other filings the Company makes with the SEC from time to time available at www.sec.gov. All forward-looking statements contained in this report speak only as of the date on which they were made. The Company undertakes no obligation and does not intend to update such statements to reflect events that occur or circumstances that exist after the date on which they were made, except as required by law.

EXHIBIT INDEX

Exhibit	Description
99.1	Opthea Corporate Presentation - Jan 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

OPTHEA LIMITED
(Registrant)

By:	/s/ Frederic Guerard
Name:	Frederic Guerard
Title:	Chief Executive Officer

Date: 01/13/2025